Mail Stop 4561

      							September 29, 2005

Via U.S. Mail and Fax (609) 441-4624
Ms. Denise Barton
Chief Financial Officer
Atlantic Coast Entertainment Holdings, Inc.
c/o Sands Hotel & Casino
Indiana Avenue & Brighton Park
Atlantic City, NJ 08401

	RE:	Atlantic Coast Entertainment Holdings, Inc.
      Form 10-K for the fiscal year ended December 31, 2004
		Filed April 15, 2005
		Form 10-K/A for the fiscal year ended December 31, 2004
		Filed September 15, 2005
Forms 10-Q and 10-Q/A for the quarterly periods ended March 31,
2005
and June 30, 2005
		File No. 333-110484

Dear Ms. Barton:

      We have reviewed the above referenced filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.





Note 2 - Summary of Significant Accounting Policies

Casino Revenues, Promotional Allowances and Departmental Expenses, page 36

1. We note that the total costs presented in the table on page 36 are higher than the promotional allowances recorded on the Combined Statements of Operations. Please clarify to us whether these are the costs associated with those promotional allowances or whether they apply to a different revenue amount.

Item 9A. Controls and Procedures, page 51

2. Please revise to disclose in greater detail the nature of the material weakness identified in your disclosure. In this regard, also revise to disclose the specific steps that the company has taken, if any, to remediate the material weakness.

3. Disclose when the material weakness was identified, by whom it was identified and when the material weakness first began.


*    *    *    *

      As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that they have provided all information required under the Securities
Exchange
Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact William Demarest, Staff Accountant, at (202) 551-3432 or me at (202) 551-3486 with any questions.

							Sincerely,



							Daniel L. Gordon
							Branch Chief


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Ms. Denise Barton
Atlantic Coast Entertainment Holdings, Inc.
September 29, 2005
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